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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF           SEPTEMBER                , 2003
                ------------------------------------

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):
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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                        PERUSAHAAN PERSEROAN (PERSERO)
                                        PT TELEKOMUNIKASI INDONESIA
                                        ----------------------------------------
                                                     (REGISTRANT)


DATE     SEPTEMBER 30, 2003             BY /s/ Robby Rubama Sadeli
    -----------------------------         --------------------------------------
                                                      (SIGNATURE)

                                                  ROBBY RUBAMA SADELI
                                              ACTING CORPORATE SECRETARY
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                                  PRESS RELEASE
                            No.TEL.401/PR000/UHI/2003

                THE INTERIM CLOSING OF PT PRAMINDO IKAT NUSANTARA
                               SHARES TRANSACTION


JAKARTA, SEPTEMBER 30, 2003 - It is hereby announced that PT (Persero) Telekomunikasi Indonesia Tbk. ("TELKOM") and all shareholders of PT Pramindo Ikat Nusantara ("Pramindo"), TELKOM's KSO Partner in Division I Sumatra, have conducted the Interim Closing of the Conditional Sales and Purchase Agreement "(Interim Closing") for the acquisition of an additional 15% of Pramindo shares.

This Interim Closing is part of a continuance to the Initial Closing which has been conducted on August 15, 2002, during which TELKOM had acquired 30% of the Shares. Further, Subsequent Closing for remaining 55% of the Pramindo shares will be conducted on December 31, 2004.

With the Interim Closing, TELKOM currently owns 45% of the Pramindo shares. However, pursuant to the issuance of a Power of Attorney signed by all of the Selling Shareholders, TELKOM retain full control of Pramindo for 55% of the shares.







ROBBY RUBAMA SADELI
Acting Corporate Secretary

For further information, please contact:

Investor Relations Unit
Phone:   62-21-5215109
Fax:     62-21-5220500
E-mail:  investor@telkom.co.id
Website: www.telkom.co.id